SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a or 15d - 16 of
the Securities Exchange Act of 1934

Slovak Statutory Consolidated Financial Statements for the year ended December 31, 2001

EuroTel Bratislava, a.s.
(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82  N/A

[PricewaterhouseCoopers Letterhead]
[Logo]

REPORT OF INDEPENDENT AUDITORS

To the shareholders of EuroTel Bratislava, a.s.,

1.
We have audited the accompanying consolidated financial statements of EuroTel Bratislava, a.s. for the year ended 31 December 2001. Our audit has been carried out in accordance with the Act of the National Council of the Slovak Republic No. 73/1992 Coll. on Auditors and the Slovak Chamber of Auditors as amended by the Acts of the National Council of the Slovak Republic No. 249/1994 Coll., No. 272/1996 Coll. and No. 228/2000 Coll, with Slovak auditing guidelines issued by the Slovak Chamber of Auditors and with International Standards on Auditing.

2.
The Board of Directors of the Company is responsible for the preparation of the consolidated financial statements and for maintaining accounting records that are complete, supportable and accurate in accordance with relevant laws of the Slovak Republic. Our responsibility is to express an opinion on these consolidated financial statements based on the results of our audit.

3.
Our audit was planned and performed so as to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes an assessment of the accounting principles applied and significant estimates made by the Company’s management, and an evaluation of the overall presentation of those consolidated financial statements. Based on our audit, nothing has come to our attention that causes us to believe that the underlying accounting records of the Company have not been maintained, in all material respects, in accordance with the Accounting Act. We believe that our audit provides a reasonable basis for our opinion.

4.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the assets, liabilities, equity and the financial position of EuroTel Bratislava, a.s. at 31 December 2001 and the results of its operations for the year then ended in accordance with the Accounting Act of the Slovak Republic and the Ministry of Finance of the Slovak Republic Decree No. 65/393/1993.

Bratislava, 1 March 2002

PricewaterhouseCoopers Slovensko, s.r.o.	Ing. Mária Frühwaldová
SKAU licence No.: 161	SKAU Decree No.: 047

VAT Reg. No. of PricewaterhouseCoopers Slovensko, s.r.o. (DIČ) 35739347/600
Spoločnost’ je zapísaná v Obchodnom registri Okresného súdu Bratislava 1, pod vložkou č 16611/B.
The company is registered in the Commercial Register of Bratislava 1 District Court, ref. No. 16611/B.

Consolidated Balance Sheet as at 31 December 2001

EuroTel Bratislava, a.s.
Vajnorská 100/A
831 03 Bratislava

Phone number: 02/4955 5087
Fax number: 02/4955 5029

	Line	Current year	Prior year
Section		SKK ‘000	SKK ‘000
TOTAL ACTIVE ACCOUNTS	1	12,318,857	12,844,032
A Receivables for subscribed share capital	2	0	0
B Fixed assets	3	5,923,861	5,561,505
BI Intangible fixed assets (line 05 to 11)	4	903,749	959,827
of which:
Debit consolidation difference	5	0	0
BII Tangible fixed assets	6	4,357,801	4,304,658
1 Land	7	148	148
2 Buildings, production halls and structures	8	55,803	66,297
3 Machines, equipment, transport vehicles, furniture, fixtures, fittings	9	4,280,984	4,229,355
4 Permanent crop stands	10	0	0
5 Livestock and draught animals	11	0	0
6 Other tangible fixed assets	12	20,866	8,858
7 Correction item to acquired assets	13	0	0
BIII Uncomplete tangible and intangible fixed assets	14	599,298	277,674
BIV Advance payments on account of tangible fixed assets	15	63,013	19,346
BV Financial investments	16	0	0
1 Investments in enterprises with a majority interest (over 50%)	17	0	0
2 Investments in enterprises with significant interest (20%-50%)	18	0	0
of which:
Debit consolidation difference (in case of the first consolidation of equity by equivalency consolidation method)	19	0	0
3 Other investments, shares and securities	20	0	0
4 Loans to enterprises in the group	21	0	0
5 Other financial investments and loans	22	0	0
C Current assets	23	5,693,099	5,820,188
CI Inventories	24	260,769	137,129
1 Material	25	78,094	55,692
2 Work-in-progress and semi-finished goods	26	0	0
3 Finished goods	27	0	0
4 Livestock	28	0	0
5 Goods (for resale)	29	182,675	81,437
6 Advance payments on account of inventories	30	0	0
CII Long term receivables	31	4,187	3,532
1 Trade accounts receivables	32	4,187	3,532
2 Receivables from shareholders, partners and consortium members	33	0	0
3 Receivables from enterprises with a majority interest (over 50%)	34	0	0
4 Receivables from enterprises with significant interest (20%-50%)	35	0	0
5 Other long term receivables	36	0	0
CIII Short term receivables	37	796,490	642,187
1 Trade accounts receivable	38	779,968	627,165
2 Receivables from shareholders, partners and consortium members	39	1,100	1,100
3 Social security	40	0	0
4 State: Tax receivable	41	15,039	13,108
5 State: Deferred tax	42	0	0
6 Receivables from enterprises with majority interest (over 50%)	43	0	0
7 Receivables from enterprises with significant interest (20%-50%)	44	0	0
8 Other short term receivables	45	383	814
CIV Financial assets	46	4,631,653	5,037,340
1 Cash in hand	47	4,166	6,671
2 Bank accounts	48	950,197	1,477,076
3 Short term financial assets	49	3,677,290	3,553,593
D Other assets—temporary accounts of assets	50	701,897	1,462,339
DI Accruals, prepaid expenses	51	574,177	1,375,985
1 Prepaid expenses	52	361,871	433,222
2 Accrued income	53	0	0
3 Exchange rate differences (unrealised losses)	54	212,306	942,763
DII Estimated receivables	55	127,720	86,8.50354

Section	Line	Current year	Prior year
		SKK ‘000	SKK ‘000

TOTAL PASSIVE ACCOUNTS	56	12,318,857	12,844,032
A Equity	57	2,704,660	(672,135)
AI Share capital	58	3,733,700	937,700
AII Capital funds	59	1,036	1,036
1 Share premium	60	0	0
2 Other capital funds	61	1,036	1,036
3 Revaluation differential for assets	62	0	0
4 Revaluation differential for investments	63	0	0
AIII Funds from profit	64	49,622	49,622
1 Legal reserve fund	65	49,622	49,622
2 non-distributable fund	66	0	0
3 Statutory and other funds	67	0	0
AIV Profit (loss) brought forward from previous years	68	(1,660,493)	(570,004)
1 Retained profit from previous years	69	0	0
2 Loss brought forward from previous years	70	(1,660,493)	(570,004)
AV Profit (loss) for the current year	71	580,795	(1,090,489)
AVI Minority interest	72	0	0
B Liabilities	73	8,512,757	12,279,642
BI Provisions	74	319,109	964,386
1 Legal provisions (tax deductible)	75	0	0
2 Provision for exchange rate losses	76	212,306	942,763
3 Other provisions	77	106,803	21,623
BII Long term liabilities	78	6,841,680	10,282,091
1 Liabilities to enterprises with a majority interest (over 50%)	79	80	0
2 Liabilities to enterprises with a significant interest (20%-50%)	80	0	2,582,791
3 Long term advances received	81	0	0
4 Bonds issued	82	6,841,600	7,699,300
5 Long term bills of exchange payable	83	0	0
6 Other long term liabilities	84	0	0
BIII Short term liabilities	85	1,351,968	1,033,165
1 Trade accounts payable	86	791,883	575,587
2 Payables to shareholders, partners and consortium participants	87	0	0
3 Payables to employees	88	22,767	18,116
4 Social security payables	89	11,421	9,314
5 State: Taxes payable and subsidies	90	7,507	35,560
6 State: Deferred tax liability	91	515,655	392,449
7 Payables to enterprises with majority interest (50%-100%)	92	0	0
8 Payables to enterprises with significant interest (20%-50%)	93	0	0
9 Other payables	94	2,735	2,139
BIV Bank and other loans	95	0	0
1 Bank loans long term	96	0	0
2 Bank loans current	97	0	0
3 Other	98	0	0
C Credit consolidation difference	99	0	0
D Accruals and estimated payables	100	1,101,440	1,236,525
DI Accruals	101	276,993	188,225
1 Accrued expenses	102	0	0
2 Deferred income	103	275,198	187,290
3 Exchange rate differential (unrealised gains)	104	1,795	935
DII Estimated payables	105	824,447	1,048,300

Signature of a statutory representative: Jozef Barta JUDr. Ján Pitoňák	Person responsible for bookkeeping: Ivan Bošňák	Person responsible for financial statements: Adriana Jonásová

2

Consolidated Income Statement for the period ended 31 December 2001

EuroTel Bratislava, a.s.
Vajnorská 100/A
831 03 Bratislava

Fax number: 02/4955 5029

Section	Line	Current year	Prior year
		Sk ‘000	Sk ‘000
I Sale of goods (purchased for resale)	1	784,965	383,418
A Cost of goods (purchased for resale)	2	1,500,954	796,696
Gross Margin (trading)(line 1-2)	3	-715,989	-413,278
II Production	4	7,173,775	5,527,485
1 Sale of own manufacture goods and services	5	7,122,570	5,495,049
2 Change in inventories of work in progress, semi-finished goods	6	0	0
3 Own work capitalised	7	51,205	32,436
B Consumption (line 9+10)	8	3,337,122	2,867,744
1 Material and energy consumed in production	9	301,068	159,706
2 Cost of services	10	3,036,054	2,708,038
Value added (line 03+04-08)	11	3,120,664	2,246,463
C Personnel costs	12	518,959	428,818
D Taxes (road tax, property tax, other direct taxes)	13	8,733	8,455
III Other operating earnings	14	219,603	127,087
E Other operating costs	15	94,566	62,288
F Depreciation of fixed assets	16	1,518,827	1,380,681
IV Release of reserves (provisions), aggregated prepaid expenses	17	281,106	210,758
G Creation of reserves (provisions), aggregated prepaid expenses	18	366,286	219,700
V Release of adjusting items (provisions): operating	19	280,951	647,050
H Creation of adjusting items (provisions): operating	20	331,338	720,658
VI Transfer of operating earnings to financial or extraordinary	21	0	0
I Transfer of operating costs to financial or extraordinary	22	0	0

OPERATING PROFIT (LOSS)	23	1,063,615	410,758
(line 11-12-13+14-15-16+17-18+19-20+(-21)-(-22))

VII Financial earnings	24	532,593	909,230
J Financial costs	25	1,651,124	1,444,945
VIII Release of reserves (provisions) related to financial items	26	942,774	240,699
K Creation of reserves (provisions) related to financial items	27	212,317	942,763
IX Release of adjusting items related to financial items	28	0	0
L Creation of adjusting items related to financial items	29	0	0
X Transfer of financial earnings to operating or extraordinary	30	0	0
M Transfer of financial costs to operating or extraordinary	31	0	0

PROFIT (LOSS) FROM FINANCIAL ACTIVITIES	32	-388,074	-1,237,779
(line 24-25+26-27+28-29+(-30)-(-31))

N Tax on income from ordinary activities (line 34+35)	33	136,582	240,779
1 Payable	34	13,376	21,473
2 Deferred	35	123,206	219,306

Tax on income from ordinary activities (line 33)	36	136,582	240,779

PROFIT (LOSS) FROM ORDINARY ACTIVITIES	37	538,959	-1,067,800
(line 23+32-36)

XI Extraordinary income	38	67,025	4,484
O Extraordinary expense	39	25,189	27,173
P Tax on income from extraordinary activities	40	0	0
1 Payable	41	0	0
2 Deferred	42	0	0

EXTRAORDINARY PROFIT (LOSS)	43	41,836	-22,689
(line 38-39-40)

R Profit (loss) share transferred to the owners’ account	44	0	0

PROFIT (LOSS) FOR THE ACCOUNTING PERIOD AFTER TAX	45	580,795	-1,090,489
(line 37+43-44)
of which:
Minority interest	46	0	0
Phone number: 02/4955 5087

Signature of a statutory representative: Jozef Barta JUDr. Ján Pitoňák	Person responsible for bookkeeping: Ivan Bošňák	Person responsible for financial statements: Adriana Jonásová

3

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

1    GENERAL

EuroTel Bratislava, a.s. (“the Company”), was established and incorporated in the Commercial Register on 16 December 1996. The Company’s address is Vajnorská 100/A, 831 03 Bratislava; its ICO (Corporate identification number) is 35 705 019.

Several group entities have interest in the Company. Consolidated financial statements for the largest group of companies have been prepared by Deutsche Telekom AG, AT&T Wireless Services, Inc. and Verizon Communications. Consolidated financial statements for the smallest group of companies have been prepared by Slovenské telekomunikácie, a.s., nám. Slobody 1, Bratislava. The consolidated financial statements are available at Slovenské telekomunikácie, a.s., nám. Slobody 1, Bratislava.

On 29 December 1999, the Company established its subsidiary company Slovak Wireless Finance Company B.V. (“SWFC”) with its registered seat in the Netherlands, Amsteldijk 166, 1079LH, Amsterdam, which is 100% owned by EuroTel. The Company did not establish any other subsidiary or joint venture.

Name and address of the company	% of stake in registered share capital	Share capital		Profit/loss
		31 December 2000 SKK ‘000	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000	31 December 2001 SKK ‘000
SWFC	100	814	791	4,064	5,869

Total	100	814	791	4,064	5,869

a)	According to the extract from the Commercial Register, the Company’s main business activities are the following:
•	Implementation and operation of public mobile cellular network using the frequencies assigned by the Licence from the Telecommunications Council of the Slovak Republic
•	Provision of related telecommunications services through the public mobile cellular network mentioned above
•	Implementation and operation of public data network with packet communications
•	Provision of public data service through public telecommunications networks
•	Assembly and maintenance of telecommunications devices connected to the public telephone switchboard network
•	Purchase of goods for the purposes of their sale to other trade licence holders
•	Consultancy in the area of public mobile cellular radiotelephone networks
•	Consultancy in the area of public packets-switched network for data transfer
•	Editing activities – editing of technical magazines

1 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

1    GENERAL (continued)

b)	Composition of the Board of Directors as at 31 December 2001:

Name	Position
Ladislav Mikuš	Chairman
Rahul N. Saxena	Vice-chairman
Michael Gunther	Member
Fridbert Gerlach	Member
Robert L. Lewis	Member

c)	Composition of Supervisory Board as at 31 December 2001:

Name	Position
Jozef Pavlík	Chairman
Pavol Gašpar	Secretary
Mark von Lillienskiold	Member
Farshid Ebrahimi-Ghajar	Member
Beáta Lacíková	Member
Frederic Lyman Wohl	Member

d)	Structure of shareholders as at 31 December 2001:

Name	Amount of stake in the registered share capital
	Nominal amount	Percentage
Slovenské telekomunikácie, a.s. (“ST”)	1,988,580	53.26%
Atlantic West, B.V. (“AWBV”)	1,745,121	46.74%

The Company is a joint venture between ST and AWBV. Control is exercised jointly as a result of a shareholders agreement.

e)	The average number of staff in 2001came to 869 (31 December 2000: 841). Of that number, 103 were management (31 December 2000: 94).

	Average staff number in 2001	Total personnel costs (SKK ’000 )	Wages (SKK ’000)	Remuneration of the members of statutory bodies (SKK ’000)		Social security costs (SKK ’000)	Social costs (SKK ’000)
				former	present
Employees total	869	518,959	386,057	1,404	16,438	99,413	16,382
Management	103	99,307	65,318	1,404	16,438	14,733	2,149

f)	An extraordinary General Meeting on 10 July 2001 approved the 2000 financial statements of the Company and the proposal for accounting treatment of the Company’s accounting loss for the year 2000.

2 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES

a)	Principal accounting policies and consolidation method

The Company’s consolidated financial statements have been prepared in accordance with paragraph 22 of Act 563/1991 Coll. on Accounting, as amended. The consolidated financial statements have been prepared on the going concern basis. Accounting records are keeping on the basis of historic prices principle.

The full consolidation method was applied to the consolidation of SWFC. The accounting value method was applied to the consolidation of equity. There was no consolidation difference. The first equity consolidation date is 31 December 1999. SWFC’s share capital is EUR 18,500.

b)	Intangible assets

Purchased intangible assets are valued at acquisition costs, which include the acquisition price and related costs, including capitalised interest. As at 31 December 2001, the Company acquired no intangible assets as a gift and produced no intangible assets internally.

Intangible assets are depreciated over a period of up to five years from the acquisition of the asset.

Intangible assets with an economic life exceeding one year and with an acquisition cost of SKK 40,000 or less are considered low-value intangible assets. The Company posts low-value intangible assets that have an acquisition price of SKK 5,000 or less to consumption when the asset is put to use and keeps operational records of such assets. Low-value intangible assets with the acquisition price from SKK 5,001 to SKK 40,000 are depreciated using the straight-line depreciation method, according to their economic lives.

c)	Tangible fixed assets

Purchased tangible fixed assets are valued at acquisition costs, which include the acquisition price, and related costs, including capitalised interest. During the year 2001, the Company acquired no tangible fixed assets as a gift and produced no tangible fixed assets internally.

Tangible fixed assets are depreciated using the straight-line depreciation method based on their expected economic lives, which are as follows:

Years
Buildings and structures	15
Machines and machinery	2-10
Other tangible fixed assets	3

3 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

As a result of differences between the depreciation for taxation and accounting purposes, the Company accounts for deferred tax.

Tangible fixed assets with an economic life exceeding one year and with an acquisition cost of SKK 20,000 or less are considered low-value tangible fixed assets. The Company posts low-value tangible fixed assets with an acquisition price of SKK 5,000 or less to consumption when the asset is put to use and keeps operational records of such assets. Low-value tangible fixed assets with an acquisition price from SKK 5,001 to SKK 20,000 are depreciated fully when put to use, except for specific commodities, which are depreciated on the basis of their economic lives.

As at 31 December 2001, the Company has made no provisions for tangible fixed assets.

d)	Assets under finance lease

The Company does not have any assets leased under finance leases as at 31 December 2001.

e)	Financial investments

Financial investments are carried at the acquisition price. No provision was made for financial investments as at 31 December 2001.

f)	Inventories

Inventories are carried at acquisition cost, reduced by the amount of provision. The acquisition cost includes the acquisition price and costs related to the acquisition (such as transport, commissions, custom duty and insurance). Inventories consist of purchased goods (mobile phones with accessories, routers, DPN and modems) for resale, spare parts (“SP”) for repairing mobile phones, SP for base stations and data centre components, SIM cards and stationery. Purchased goods and SP for repairing mobile phones are carried at the pre-set acquisition cost (“standard costs”), stating the variation from the actual acquisition cost and additional acquisition costs. Variations between the actual acquisition cost, standard costs and additional acquisition costs are expensed monthly, depending on the amount of goods sold.

Stationery and SP for base stations and data centre components are carried at the acquisition cost and dispatched using the FIFO method. SIM cards are valued using a weighted average method.

In analytical records, the acquisition cost is split into the acquisition price and the costs relating to the acquisition. Valuation differences (“VD”) that occur as a result are expensed as follows:

% of VD = (opening balance of VD + addition to VD) / (opening balance on the account of inventories + addition to inventories)
VD = actual consumption x% of VD

4 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

Dispatch of inventories from stock is valued at carrying values of dispatched inventory items. In case of temporary decrease of inventory value, an obsolete or slow-moving inventories provision is created to reflect their net realisable value.

g)	Long-term contracts

In the year 2001, the Company did not account for long-term contracts.

h)	Accruals and prepayments

Accruals and prepayments are carried at their nominal value, reduced by provisions for doubtful and bad debts and receivables from companies in bankruptcy.

i)	Financial assets

Financial assets, which include cash, stamps, vouchers and high-liquidity securities, are valued at their nominal values. No provision was made for financial assets as at 31 December 2001.

j)	Accruals and deferred income

Accruals and deferred income are stated at their nominal value.

k)	Reserves

Reserves are carried at the amount necessary to cover the known amount of risks or losses from the business activities.

The Company creates reserves for specific purposes based on facts known at the time of their creation. These facts are statistically evaluated and used to estimate their future occurrence or development (the warranty reserve, the EuroTel Club reserve). Reserves are also created in specific amounts based on valid contractual relationships for future periods (such as the contractual penalties reserve). Reserves for unrealised foreign exchange losses and for losses related to the ownership of short-term bonds are also created in specific amounts.

The Company also creates general reserves on the basis of known risks or the evaluation of risks from business activities.

l)	Principles for the creation of provisions

Provisions for receivables are created for risky receivables that have been identified during stocktaking. The Company uses written communication with clients as well as a third party to verify the debtor’s financial situation to assess the risk of non-payment.

5 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

When the Company takes stock, it places the receivable into a specific category based on the level of risk. A provision is carried at the nominal value of the receivable multiplied by the percentage of the individual receivables categories.

Inventory provisions are created on the basis of the prudence principle for obsolete stock that is stored for an extended period, where decreasing demand is expected and the price has decreased due to the stock’s age. This is an indirect decrease of inventory value in the accounts based on the results of the stocktaking.

The inventory provision amount is stated on the basis of the results of sales for the previous period and an estimate of future sales of inventory items. This sales estimate is divided into specific time periods. A percentage is stated for each time period and for each inventory item. The amount of the provision is calculated on this basis.

m)	Revenues

Revenues from the sale of goods and services are carried including, discounts and net of VAT. In general, revenues are recognised as of the date of delivery or the provision of the goods or services. Access revenue is billed once a month in advance and is recognized, through deferred revenue, when earned. Airtime revenue is billed one month in arrears and is recognized, through estimated receivables, in the period the airtime is used. Airtime revenue from prepaid customers is recognized in the period the airtime is used. Equipment revenue from sales to dealers is recognized at the time of sale.

n)	Foreign currency conversion

Transactions in foreign currency are converted and accounted for in accordance with the NBS foreign exchange rate valid at the date of the transaction (payables on the date of the receipt of an invoice, receivables on the issue date of an invoice). Cash is converted and accounted for on the date of movement in the bank account or cash in hand.

All assets and liabilities in foreign currency are converted using the NBS foreign exchange rate valid at the balance sheet date. Provisions are made for unrealised foreign exchange losses in the income statement. Unrealised foreign exchange gains are not posted to the income statement as at the balance sheet date. Foreign exchange differences from cash in hand, bank accounts and short-term financial investments are posted to income statements.

Individual balance sheet date SWFC as at 31 December 2001 has been recalculated by the NBS standard foreign exchange rate as at 31 December 2001 1 EUR = 42,760 SKK.

o)	Additional pension plan

At present, the Company does not offer any additional pension plan. The Company makes regular contributions to the statutory pension plan.

6 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

2    ACCOUNTING POLICIES AND GENERAL ACCOUNTING PRINCIPLES (continued)

p)	Deferred tax

Due to temporary differences between the depreciation of tangible and intangible fixed assets for accounting and tax purposes, the Company accounted for the deferred tax liability as at 31 December 2001.

r)	Research and development

As at 31 December 2001, the Company reported no costs relating to research and development.

s)	Changes in accounting

No changes have been made in the accounting, valuation, manner of depreciation, or presentation of individual financial statement items in 2001.

7 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

3    INTANGIBLE ASSETS
        (row 004 of Consolidated Balance sheet)

Costs

Type of asset	1 January 2001 SKK ‘000	Additions SKK ‘000	Transfers SKK ‘000	31 December 2001 SKK ‘000
Software	1,529,598	—	279,163	1,808,761
Valuable rights	1,053,214	—	—	1,053,214
Other intangible assets	24,098	—	2,524	26,622
Assets in the course of construction	67,352	529,121	-281,687	314,786

Total	2,674,262	529,121	0	3,203,383

Accumulated depreciation

Type of asset	1 January 2001 SKK ‘000	Additions SKK ‘000	31 December 2001 SKK ‘000
Software	1,039,216	446,919	1,486,135
Valuable rights	655,385	137,015	792,400
Other intangible assets	19,834	1,265	21,099

Total	1,714,435	585,199	2,299,634

Net book value

Type of asset	1 January 2001 SKK ‘000	31 December 2001 SKK ‘000
Software	490,382	322,626
Valuable rights	397,829	260,814
Other intangible fixed assets	4,264	5,523
Assets in the course of construction	67,352	314,786

Total	959,827	903,749

Low value intangible assets directly expensed in the year 2001 amounted to SKK 165 thousands (in 2000: SKK 568 thousands).

8 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial to Statements
For the year ended 31 December 2001

4    TANGIBLE FIXED ASSETS
        (row 006 of Consolidated Balance sheet)

Costs

Type of assets	1 January 2001 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	Transfers SKK ‘000	31 December 2001 SKK ‘000
Land	148	—	—	—	148
Buildings, halls and constructions	92,543	—	-1,438	6,966	98,071
Machinery and equipment	6,649,909	—	-41,506	963,261	7,571,664
Other tangible fixed assets	56,473	—	-3,504	18,744	71,713
Assets under construction	277,674	1,138,488	—	-816,864	599,298
Advances paid for tangible fixed assets	19,346	215,774	—	-172,107	63,013

Total	7,096,093	1,354,262	-46,448	0	8,403,907

Accumulated depreciation

Type of asset	1 January 2001 SKK ‘000	Additions SKK ‘000	Disposals SKK ‘000	31 December 2001 SKK ‘000
Buildings, halls and constructions	26,246	17,459	-1,437	42,268
Machinery and equipment	2,420,554	909,859	-39,733	3,290,680
Other tangible fixed assets	47,615	6,312	-3,080	50,847

Total	2,494,415	933,630	-44,250	3,383,795

Net book value

Type of asset	1 January 2001 SKK ‘000	31 December 2001 SKK ‘000
Land	148	148
Buildings, halls and constructions	66,297	55,803
Machines and machinery	4,229,355	4,280,984
Other tangible fixed assets	8,858	20,866
Assets under construction	277,674	599,298
Advance paid for tangible fixed assets	19,346	63,013

Total	4,601,678	5,020,112

9 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

4    TANGIBLE FIXED ASSETS (continued)

Low-value tangible fixed assets directly expensed in 2001 amounted to SKK 4,286 thousands (in 2000: SKK 1,636 thousands). As at 31 December 2001, the Company has no assets pledged as security for loans.

The Company’s fixed assets and inventories are insured with Allianz insurance company, a.s. The total insured amount is SKK 3,000,000 thousands (SKK 536,756 thousands as at 31 December 2000). The insurance coverage starts on 16 January 2001 and ends on 15 January 2002.

As at 31 December 2001, the Company had no assets under finance leasing.

As at 31 December 2001, the Company has no assets with a market value significantly different from their net book value.

5    INVENTORIES
        (row 024 of Consolidated Balance sheet)

	2001 SKK ‘000	2000 SKK ‘000
Material	78,094	55,692
Goods	182,675	81,437

Total	260,769	137,129

Inventories at a cost of SKK 280,038 thousands (31 December 2000: SKK 170,633 thousands) are shown net of a provision of SKK 19,269 thousands (31 December 2000: SKK 33,504 thousands) for slow-moving (obsolete) inventories, in the amount of SKK 260,769 thousands (as at 31 December 2000: SKK 137,129 thousands).

The provision for inventories can be analysed as follows:

	2001 SKK ‘000	2000 SKK ‘000
Balance as at 1 January	33,504	58,621
Creation of provision	191,393	572,866
Release of provision	-205,628	-597,983

Balance as at 31 December	19,269	33,504

Inventories at a book value of SKK 260,769 thousands are covered by the insurance policy insuring all the Company’s assets. The amount of insurance is set out in section 4 ‘Tangible fixed assets’ (page 10 of the Notes to the Consolidated Financial Statements).

10 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

6    ACCRUALS AND PREPAYMENTS
        (rows 031, 037 and 050 of Consolidated Balance sheet)

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Short-term receivables
Trade receivables (netto)	779,968	627,165
Other receivables	383	814
Receivables from shareholders	1,100	1,100
State tax receivables	15,039	13,108

Total	796,490	642,187

Long-term receivables
Trade receivables	4,187	3,532

Total	4,187	3,532

The gross value of receivables totalling SKK 1,615,275 thousands (31 December 2000: SKK 1,396,002 thousands) are shown net of a provision of SKK 818,785 thousands (31 December 2000: SKK 753,815 thousands) for bad and doubtful debts and for receivables against debtors in bankruptcy, in the amount of SKK 796,490 thousands (31 December 2000: SKK 642,187 thousands).

Ageing analysis of receivables is as follows:

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Receivables within the due date	756,923	606,756
Overdue receivables	858,352	789,246

Total	1,615,275	1,396,002

At 31 December 2001, the Company has created a bad-debt provision as follows:

	2001 SKK ‘000	2000 SKK ‘000
Balance as at 1 January	753,815	647,290
Creation of provision	140,040	147,792
Re-posting of provision for receivables from debtors in bankruptcy	—	7,800
Release of provision	-75,070	-49,067

Balance as at 31 December	818,785	753,815

The Company does not have any pledged receivables as at 31 December 2001.

11 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

6    ACCRUALS AND PREPAYMENTS (continued)

      Deferred expenses and accrued income
(row 050 of Consolidated Balance sheet)

31 December 2001 SKK ‘000
Deferred expenses	361,871
Of that :
Prepaid rent	71,053
Deferred expenses relating to the provision of loan	263,711
Foreign exchange losses	212,306
Estimated receivables	127,720

Total	701,897

The significant items in the deferred expenses accounts as at 31 December 2001 are deferred expenses of SKK 263,711 thousand related to the issue of bonds. These expenses include those for legal fees, the professional services of consulting companies, and bank fees. The Company accounts for unrealised foreign exchange differences of SKK 210,871 thousand that are related to liabilities from issuing.

7    FINANCIAL ASSETS
        (row 046 of Consolidated Balance sheet)

Structure of financial assets:

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Cash
Cash in hand	4,166	6,671
Bank accounts—current	16,167	503,975
Bank accounts—term	934,030	973,101
Short term financial assets
Short term financial assets	3,677,290	3,553,593

Total	4,631,653	5,037,340

No provision for financial assets was created as at 31 December 2001.

12 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

8    SHAREHOLDERS’ EQUITY
        (row 057 of Consolidated Balance sheet)

Shareholders’ equity for the Company amounted to SKK 3,733,700 thousands as at 31 December 2001 (31 December 2000: SKK 937,700 thousands). The nominal value of a share is SKK 1,000. EuroTel Bratislava is a joint venture of Slovenské telekomunikácie (“ST”) and Atlantic West B.V. (“AWBV”), a company governed by the laws of the Netherlands. AWBV is a joint venture company owned by Verizon Communications and AT&T Wireless Services, Inc. ST holds 53.26% and AWBV 46.74% of the voting rights. ST is entitled to 51% of the company profit, AWBV to 49%.

The shareholders’ equity is divided into two groups of shares, as follows. There are 3,561,470 ordinary shares with a nominal value of SKK 1,000 for each share, and there is one voting right for each share. There are 172,230 ordinary shares with a nominal value of SKK 1,000 for each share, and there is one voting right for each share.

On 22 March 2001, Company’s shareholders approved an increase in ordinary share capital by SKK 2,796,000 thousands by capitalizing shareholder loans and interest accrued on these through 31 December 2000.

Movements in shareholders’ equity in SKK thousands:

	Balance sheet line item	1 January 2001	P/L for the current period	Capitalization of shareholders’ loans	31 December 2001
Registered share capital	064	937,700	—	2,796,000	3,733,700
Other capital funds	068	1,036	—	—	1,036
Statutory reserve fund	072	49,622	—	—	49,622
Results from previous periods Loss carried forward from previous periods	077	-570,004	-1,090,489	—	-1,660,493
Profit/(loss) for the current period	078	-1,090,489	1,671,284	—	580,795

Total shareholder’s equity	062	-672,135	580,795	2,796,000	2,704,660

At 31 December 2001, the Company has not recorded any subscribed share capital that would not be registered in the Commercial Register.

On 10 July 2001, the extraordinary General Meeting approved the financial statements for the year 2000 and the proposal for the accounting treatment of Company’s accounting loss for the year 2000. The loss of the previous accounting periods, amounting to SKK 570,004 thousands, has increased by the loss incurred in 2000 of SKK 1,090,489 thousands. The total loss is SKK 1,660,493 thousands.

13 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

9    RESERVES
        (row 074 of Consolidated Balance sheet)

	1 January 2001 SKK ‘000	Creation of reserves SKK ‘000	Release of reserves SKK ‘000	31 December 2001 SKK ‘000
Reserves for unrealised foreign exchange losses	942,763	212,317	942,774	212,306
Other reserves
Warranty repairs reserve	206	95	206	95
Contractual penalties reserve	—	37,000	0	37,000
General risks reserve	—	34,500	—	34,500
Reserve on premium on long-term notes	—	9,892	—	9,892
Provision for the EuroTel Club	21,417	284,799	280,900	25,316

Total	964,386	578,603	1,223,880	319,109

14 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

10    ACCRUALS AND DEFERRED INCOME
        (rows 078, 085 and 100 of Consolidated Balance sheet)

Analysis of liabilities by time to maturity:

	Within one year SKK ‘000	Over five years SKK ‘000	Total SKK ‘000
Liabilities as at 31 December 2001
Trade payables	650,564	—	650,564
Other direct taxes	7,507	—	7,507
Deferred tax liability	515,655	—	515,655
Payables to employees	22,767	—	22,767
Payables to social funds	11,421	—	11,421
Advances received	141,319	—	141,319
Issued bonds	—	6,841,600	6,841,600
Other payables	2,735	—	2,735
Long-term liabilities to related parties	—	80	80
Accrued expenses and deferred income	1,101,440	—	1,101,440

Total	2,453,408	6,841,680	9,295,088

At 31 December 2001, the Company accounts for a deferred tax liability of SKK 515,655 thousands, calculated as 25% of the difference between the tax and the net book value of the Company’s fixed assets.

Analysis of liabilities by due date:

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Liabilities within due date	9,295,088	12,551,781

Total	9,295,088	12,551,781

The Company has recorded no overdue liabilities as at 31 December 2001.

The Company does not have recorded, pledged, or otherwise secured liabilities, nor does it have liabilities from the issue of bonds.

15 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

10    ACCRUALS AND DEFERRED INCOME (continued)

        Social fund
            (row 094 of Consolidated Balance sheet)

	2001 SKK ‘000	2000 SKK ‘000
Balance at 1 January	2,139	1,211
Creation:
From costs	3,660	2,787
Withdrawal:
Company canteen and workforce regeneration	-1,924	-1,321
Social aid, transportation	-1,140	-538

Balance at 31 December	2,735	2,139

Accrued expenses and deferred income
    (row 100 of Consolidated Balance sheet)

31 December 2001 SKK ‘000
Deferred income	275,198
Unrealised foreign exchange gains	1,795
Estimated liabilities	824,447

Total	1,101,440

The significant items recorded in the accrued expenses and deferred income accounts as at 31 December 2001 were estimated payables of SKK 217,622 thousands related to the interest against bond owners, as well as estimated payables of SKK 117,290 thousands related to the international roaming and interconnection fee with other providers of telecommunications services (such as Globtel, Nextra, and Slovenské Telekomunikácie). Non-invoiced capital expenditure was SKK 229,731 thousands. There was deferred income of SKK 275,198 thousands mainly arising from prepaid minutes of calls and monthly access fees for the NMT, GSM and DNS networks.

16 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

11    BANK LOANS AND LONG-TERM INTERCOMPANY LIABILITIES
        (row 078 and 095 of Consolidated Balance sheet)

The shareholders decided to capitalise the following long-term loans and their related interest as at 31 December 2000 into equity: the loan of USD 10 million for obtaining the GSM 1800 licence; the loan of USD 29.5 million; and the subordinate loan of USD 15 million. The total amount of these loans is SKK 3,058,929 thousands.

	2001 SKK ‘000	2000 SKK ‘000
Long-term loan for the GSM 900 licence
Slovak Telecom	48	54
AWBV	32	36
Long-term loan for the GSM 1800 licence (USD 10.0 million)
Slovak Telecom	—	241,684
AWBV	—	232,206
Interest	—	59,532
Long-term loan (USD 29. 5 million)
Slovak Telecom	—	712,968
AWBV	—	685,008
Interest	—	339,744
Long-term loan (USD 15.0 million)
Slovak Telecom	—	362,526
AWBV	—	348,309
Interest	—	76,952

Total debt to shareholders	80	3,059,019

On 23 March 2000, SWFC issued Series A bonds with an interest rate of 11.25%. The total value of these bonds was EUR 175 million, which SKK 7,699,300 thousands. Series A bond notes worth EUR 172.2 million have been exchanged for an equivalent amount of Series B bond notes. The bonds are fully guaranteed by the Company. Their date of maturity is 30 March 2007.

In the year 2001 the Company re-bought on the open market bonds in the amount of EUR 15 mil.

As of 31 December 2001 the issued bonds of the Company were EUR 160 mil, that represented SKK 6,841,600 thousands.

The conditions under which the bonds were issued limit the re-payment of subordinated shareholders loans, including interest.

As at 31 December 2001, the Company does not have any loans provided by banks.

17 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

12    REVENUES
        (rows 01 and 05 of Consolidated Income statement)

Revenues for own services and goods by segments:

	2001 in SKK ‘000	2000 in SKK ‘000
Revenues from the mobile communications services and goods	7,434,174	5,430,530
Revenues from the public data network services	473,361	447,937

Total sales	7,907,535	5,878,467

13    INTEREST FROM SHORT TERM FINANCIAL ASSETS
        (row # 036 of Income statement)

As at 31 December 2001, interest from short term financial assets amounts to SKK 160,410 thousands (31 December 2000: SKK 49,384 thousands), that represents interests from purchased bonds.

14    INTEREST

Interest expenses

Type of loan received	Amount of interest in SKK ‘000
Issued bonds	834,514
Capitalised interest	-11,076
Borrowings from shareholders	63,034
Other	46

Total	886,518

Interest income

As at 31 December 2001, revenue interest amounts to SKK 67,522 thousands (31 December 2000: SKK 122,415 thousands), of which the major part is interest of SKK 66,878 thousands (31 December 2000: SKK 120,638 thousands) from term deposits.

15    EXTRAORDINARY REVENUES
        (row 038 of Consolidated Income statement)

As at 31 December 2001, the Company’s extraordinary revenues amounts to SKK 67,025 thousands (31 December 2000: SKK 4,484 thousands). The most significant portion (SKK 63,034 thousands) relates to the interest waived by the shareholders.

18 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

16    LEASED ASSETS

The Company has liabilities to a number of third parties from the rental of administrative and commercial spaces in which it has placed its assets. The contracts with these third parties are for periods between one and 12 years. The minimal amount of future rental payments arising from these agreements is as follows:

Period	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
2001	—	147,432
2002	140,793	92,503
2003	129,391	97,556
2004	135,557	101,848
2005	141,607	106,024
2006	140,097	109,947
2007 – 2013	847,011	750,577

Total	1,534,456	1,405,887

The amount of rental payments for these leased assets posted to expenses in the year 2001 was SKK 264,513 thousands (SKK 174,026 thousands in 2000).

17    OTHER FINANCIAL OBLIGATIONS

At 31 December 2001, the Company had contractual obligations of SKK 309,672 thousands (31 December 2000: 658,069 thousands) to acquire fixed assets. These obligations relate mainly to the construction of a network. The major part of these payments will be disbursed within one year. The Company may withdraw from these obligations without significant penalties.

The Company does not have any other financial liabilities that are not disclosed in the accounting books or in the balance sheet.

18    INFORMATION ON MEMBERS OF STATUTORY, SUPERVISORY, ADMINISTRATIVE, MANAGERIAL AND OTHER    COMPANY BODIES

The income (in cash and in kind) of the members of statutory bodies as at 31 December 2001 was SKK 17,842 thousands (31 December 2000: SKK 13,652 thousands).

19 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

19    RELATED PARTIES

The Company carried out transactions with the following related parties: Slovenské telekomunikácie, a.s., Deutsche Telekom, Eurotel Praha (Czech Republic), AWBV (the Netherlands), Rádiomobil (Czech Republic), DeTe Mobil (Germany), Max mobil (Austria), Westel 900 (Hungary), Omnitel (Italy), and PTC (Poland). Transactions have been carried out at arm’s length. Transactions carried out with related parties during the accounting period are shown below:

	2001 SKK ‘000	2000 SKK ‘000
Sales
Sale of services—Slovenské telekomunikácie	972,070	816,969
Sale of services to Eurotel Praha	83,361	69,963
Sale of services to other related parties	102,326	87,504
Purchase
Purchase of services from Slovenské telekomunikácie	756,741	677,098
Cost of rental payments to Slovenské telekomunikácie	41,255	38,337
Purchase of services from Eurotel Praha	33,470	34,018
Purchase of services from other related parties	53,410	48,964
Services paid to Deutsche Telekom	3,744	—
Services paid to AWBV	33,476	37,841

	31 December 2001 SKK ‘000	31 December 2000 SKK ‘000
Receivables
Trade receivables from Slovenské telekomunikácie	84,116	110,967
Trade receivables from other related parties	20,788	19,163
Liabilities
Trade liabilities to Slovenské telekomunikácie	63,676	32,549
Trade liabilities to AWBV	6,293	8,575
Trade liabilities with other related parties	1,728	—
Other liabilities
Loans received from ST	48	1,560,108
Loans received from AWBV	32	1,498,911

20 of 21

EuroTel Bratislava, a.s.
Notes to the Consolidated Financial Statements
For the year ended 31 December 2001

20    POST-BALANCE SHEET EVENTS

There have been no post-balance sheet events that would have a significant impact on the true and fair view of the Company’s financial statements and that would require adjustment to, or disclosure in, these financial statements.

Bratislava, 1 March 2002
Prepared by: Jana Sadlonová, Head of Accounting department

/S/ ADRIANA JONÁSOVÁ	/S/ JÁN PITOŇÁK
Adriana Jonásová Controller	JUDr. Ján Pitoňák Procurator

/S/ IVAN BOŠŇÁK	/S/ JOZEF BARTA
Ivan Bošňák Acting Chief Financial Officer	Jozef Barta Chief Executive Officer / Procurator

21 of 21

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EUROTEL BRATISLAVA, A.S.

By:	/s/ ROBERT CHVÁTAL
Robert Chvátal Chief Executive Officer

By:	/s/ IVAN BOŠŇÁK
Ivan Bošňák Chief Financial Officer
Date: September 3, 2002